SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-15451

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UPS Qualified Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

UPS Qualified Stock Ownership Plan

Financial Statements
as of and for the Years Ended
December 31, 2001 and 2000,
Supplemental Schedules
as of and for the Year Ended
December 31, 2001,
and Independent Auditors' Report

UPS QUALIFIED STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001:	
Schedule of Assets Held for Investment Purposes at End of Year	8
Schedule of Reportable Transactions	9
Schedule of Realized Loss on Sale of Investments and Unrealized Depreciation in Fair Value of Investments	10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Administrative Committee of the UPS Qualified Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the UPS Qualified Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan Administrative Committee. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

May 24, 2002

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Investments	$ 623,980,542	$ 655,645,416
Receivables:		
Employer contributions	19,386,366	16,902,195
Dividends receivable	2,187,095	1,917,283
Total receivables	21,573,461	18,819,478
NET ASSETS AVAILABLE FOR BENEFITS	$ 645,554,003	$ 674,464,894

See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS -		
Beginning of year	$674,464,894	$823,705,758
INCREASE IN PLAN ASSETS ATTRIBUTED TO:		
Employer contributions	69,124,517	60,563,202
Dividend income	8,619,631	7,805,740
Total increase	77,744,148	68,368,942
DECREASE IN PLAN ASSETS ATTRIBUTED TO:		
Benefits paid to Plan participants	(31,288,451)	(26,862,327)
Employee transfers to UPS Savings Plan, net	(27,190,467)	(69,894,655)
Total decrease	(58,478,918)	(96,756,982)
OTHER CHANGES IN NET ASSETS -		
Net depreciation in fair value of investments	(48,176,121)	(120,852,824)
NET DECREASE IN PLAN ASSETS	(28,910,891)	(149,240,864)
NET ASSETS AVAILABLE FOR BENEFITS -		
End of year	$645,554,003	$674,464,894

See notes to financial statements.

UPS QUALIFIED STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The UPS Qualified Stock Ownership Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan became effective January 1, 1998. The Plan was established to provide a matching contribution to those employees of UPS who make elective deferrals under the UPS Savings Plan and to invest that matching contribution entirely in UPS common stock. The Plan allows for UPS to match, through employer contributions to the Plan, 100% of pre-tax contributions made to the UPS Savings Plan up to a maximum of 3% of each participant's eligible compensation. The Plan also permits participants to transfer after-tax and pre-tax amounts from the UPS Savings Plan to the Plan for the purpose of investing such amounts in UPS common stock. The Plan does not allow for direct employee contributions.

Any amounts transferred from the UPS Savings Plan to the Plan may be transferred back to the UPS Savings Plan at any time. Additionally, if a Plan participant is at least 45 years of age and has 10 or more years of employment with UPS, the participant may transfer all or any portion of the matching contribution made by UPS to the UPS Savings Plan at any time. In the event a Plan participant transfers amounts from the Plan to the UPS Savings Plan, the participant must wait at least one year from the date of the last transfer to the UPS Savings Plan before transferring such amounts back to the Plan.

The Plan does not permit withdrawals or distributions except in the case of termination of employment or upon the death or total and permanent disability of the participant. Any distribution from the Plan ordinarily will be made in the form of whole shares of UPS common stock, with any fractional shares paid in cash or a participant may request that the entire distribution be made in cash. .

The Plan limits transfers into the Plan such that immediately following the transfer, a participant's investment in the Plan cannot exceed 20% of the participant's combined investment balances in the UPS Savings Plan and the Plan. However, notwithstanding the foregoing, matching contributions continue to be made in UPS common stock.

Effective May 1, 2000, the UPS Savings Plan was amended to allow employees to become eligible to participate on the first day of the month coinciding with or immediately following the date he or she has completed a period of service of at least six months. Accordingly, these individuals are also eligible to participate in the Plan.

In 2001, the Plan was amended to allow employees of the following entities, which are subsidiaries of UPS, to participate in the Plan: UPS Supply Chain Management Nevada, Inc.; UPS Supply Chain Management TriState, Inc.; Livingston Healthcare Services, Inc.; UPS Logistics Group Americas, Inc.; UPS Service Parts Logistics, Inc.; UPSLG Puerto Rico, Inc.; UPS Telecommunications, Inc.; UPS Mail

Boxes Etc., Inc.; UPS Consulting, Inc.; UPS Messaging; First International Bank; First International Capital Corporation of New Jersey; New Neon Company, Inc.; iShip, Inc.; and Fritz Companies, Inc. In addition, the following Plans were merged into the UPS Savings Plan as of July 1, 2001 and thus participants of these plans are also now participants in the Plan: UPS Logistics Group Retirement Savings Plan, SonicAir, Inc. 401(k) Plan, Trans-Border Customs Services, Inc. 401 (k) and Profit Sharing Plan and UPS Global Forwarding Services, Inc. Retirement/Savings Plan.

Effective July 1, 2001, the Plan was amended to provide a different match level for Fritz Companies, Inc. employees participating in the UPS Savings Plan. The Plan allows for UPS to match, through employer contributions to the Plan, 50% of pre-tax contributions made to the UPS Savings Plan by Fritz Companies, Inc. participants up to a maximum of 6% of each such participant's eligible compensation.

At December 31, 2001 and 2000, the number of participants in the Plan was approximately 48,000 and 46,000, respectively. The provisions of the Plan provide that a participant is 100% vested in both amounts transferred from the UPS Savings Plan and employer-matching contributions at all times.

Although it has not expressed any intent to do so, UPS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminative distribution.

All expenses incident to the operation of the Plan are paid by UPS or the UPS Savings Plan.

Each participant's account is credited/debited with transfers of participant contributions from/to the UPS Savings Plan, matching contributions from UPS, Plan earnings (losses), and distributions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in UPS common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volality. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

Investments consist of 11,449,184 and 11,147,935 shares of UPS Class A common stock at December 31, 2001 and 2000, respectively. The investment in UPS common stock is carried at fair value of $54.50 and $58.81 per share at December 31, 2001 and 2000, respectively. The value of each share of Class A common stock held by the Plan at December 31, 2001 and 2000 is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. The Plan owns three different types of UPS Class A common stock. The different types of Class A common stock (A-1, A-2 and A-3) are identical except for the previous transfer restriction periods, which have all now expired. Total fair value of UPS Class A common stock held by the Plan at December 31, 2001 and 2000 is $623,980,542 and $655,645,416, respectively.

In February 2000, UPS announced an offer to purchase up to 100,893,277 shares of Class A-1 common stock for $60 per share. The actual number of shares of UPS Class A-1 common stock held by the Plan that were tendered and accepted for purchase by UPS was 396,192.

4. PLAN ADMINISTRATION

The Plan Administrator is an Administrative Committee, which is appointed by and serves at the pleasure of the Board of Directors of UPS. The Administrative Committee is currently comprised of three members who are responsible for the Plan's operations. The members are Michael Connell, Corporate Compensation Manager, UPS; Clifford L. Hinds, Corporate Financial Reports, Plans, and Accounting Manager, UPS; and Susan Ward, Vice President, UPS. Citistreet provides recordkeeping and administrative services to the Plan. First Union National Bank of Georgia acts as the Trustee for the assets of the Plan.

5. TAX STATUS

The Plan has not received a letter of determination from the Internal Revenue Service which states that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). However, the Plan has filed for a determination letter in February 2002. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. TRANSFER OF PLAN ASSETS TO AND FROM THE UPS SAVINGS PLAN

During 2001 and 2000, participants transferred account balances from and to the UPS Savings Plan. Transfers from the UPS Savings Plan for the years ended December 31, 2001 and 2000 were $1,403,839 and $958,414, respectively. Transfers to the UPS Savings Plan for the years ended December 31, 2001 and 2000 were $28,594,306 and $70,853,069, respectively.

SUPPLEMENTAL SCHEDULES

(See Independent Auditors' Report)

UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	United Parcel Service, Inc.	11,149,184 shares of Class A common stock	$ 277,408,846	$ 623,980,542

* Party-in-interest to the Plan

UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of Transactions:						
First Union National Bank of Georgia	UPS Class A common stock	$ 76,435,456		$ 76,435,456	$ 76,435,456	
First Union National Bank of Georgia	UPS Class A common stock		$ 59,925,190	42,429,163	42,429,163	$ 17,496,027

UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REALIZED LOSS ON SALE OF INVESTMENTS AND UNREALIZED DEPRECIATION IN FAIR VALUE OF INVESTMENTS[1]
YEAR ENDED DECEMBER 31, 2001

Realized loss on sale of investments:	
Aggregate proceeds	$ 59,925,190
Aggregate carrying amount	62,384,659
Total	(2,459,469)
Unrealized depreciation in fair value of investments	(45,716,652)
Total	$ (48,176,121)

[1] Measurement criteria for this schedule conform with the requirements of the annual report Form 5500. The amount of realized loss and unrealized depreciation are determined by using the fair value at January 1, 2001 and fair value at sale date for realized loss or December 31, 2001 for unrealized depreciation.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

UPS QUALIFIED STOCK OWNERSHIP PLAN

Susan Ward

Susan Ward
Administrative Committee Member

June 28, 2002

Exhibit Index

Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-72127 of United Parcel Service of America, Inc. (predecessor to United Parcel Service, Inc.) on Form S-8 of our report dated May 24, 2002, appearing in this Annual Report on Form 11-K of UPS Qualified Stock Ownership Plan for the year ended December 31, 2001.

Deloitte + Touche LLP

Atlanta, Georgia
June 28, 2002